UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

PEDEVCO CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

70532Y303
(CUSIP Number)

Dr. Simon G. Kukes
5100 Westheimer Suite 200
Houston, Texas 77056
Telephone: (713) 969-5027
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70532Y303	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSONS SK Energy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	43,586,844 shares of Common Stock
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	43,586,844 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,586,844 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.0% of the Issuer's outstanding Common Stock
14	TYPE OF REPORTING PERSON OO

CUSIP No. 70532Y303	SCHEDULE 13D	Page 3 of 5

1	NAME OF REPORTING PERSONS Dr. Simon Kukes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	43,589,844 shares of Common Stock1
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	525,000
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	43,589,844 shares of Common Stock1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,114,844 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0% of the Issuer's outstanding Common Stock
14	TYPE OF REPORTING PERSON IN

1 Includes 3,000 shares of common stock held by Dr. Kukes’ spouse.

CUSIP No. 70532Y303	SCHEDULE 13D	Page 4 of 5

This Amendment No. 6 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2018, as amended by the Amendment No. 1 thereto, filed with the Commission on September 11, 2018, the Amendment No. 2 thereto, filed with the Commission on October 26, 2018 the Amendment No. 3 thereto, filed with the Commission on December 26, 2018, the Amendment No. 4 thereto, filed with the Commission on February 19, 2019, and the Amendment No. 5 thereto, filed with the Commission on March 5, 2019 (such Schedule 13D as amended to date, the “Schedule 13D”), by SK Energy LLC, a Delaware limited liability company (“SK Energy”), and Dr. Simon G. Kukes (“Kukes”), each a “Reporting Person” and collectively, the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source of Amount of Funds or Other Compensation

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On May 20, 2019, SK Energy purchased 6,818,181 shares of restricted common stock from the Company at a price of $2.20 per share (the “Purchase Price”), or $15 million in aggregate, pursuant to a Common Stock Subscription Agreement, dated May 20, 2019, entered into by and between the Company and SK Energy (the “Subscription Agreement”). The Purchase Price represented an approximately 5% premium to the closing price of the Company’s common stock on the NYSE American Exchange as of the closing date and was above the greater of the book/market price of the Company’s common stock for the purposes of the NYSE American Exchange.

Item 5. Interest in Securities of the Issuer

(a)
As of the close of business on May 21, 2019, the Reporting Persons beneficially own in aggregate 44,114,844 shares of Common Stock representing 82.0% of the 53,827,065 shares of the Company’s issued and outstanding Common Stock on such date. As of the close of business on May 21, 2019, SK Energy beneficially owns an aggregate 43,586,844 shares of Common Stock representing 81.0% of the 53,827,065 shares of the Company’s issued and outstanding Common Stock on such date. By virtue of his relationship with SK Energy discussed in further detail in Item 2, Kukes is deemed to beneficially own the shares of Common Stock beneficially owned by SK Energy.

(b)
Kukes may be deemed to have shared power with SK Energy, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by SK Energy.

(c)
See Item 3, above.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons, except in connection with the 3,000 shares of common stock owned by Dr. Kukes’ spouse.

(e)
N/A.

CUSIP No. 70532Y303	SCHEDULE 13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2019

SK Energy LLC

/s/ Dr. Simon G. Kukes
Dr. Simon G. Kukes
Chief Executive Officer

/s/ Dr. Simon G. Kukes
Dr. Simon G. Kukes

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.